UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2012.
Commission File Number: 001-33113

eFuture Information Technology Inc.
(Translation of registrant’s name into English)

8/F TopNew Tower 2
15 Guanghua Road
Chaoyang District
Beijing 100026 China
+86 (10) 5165 0988
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________.

Legal Proceedings

On October 19, 2011, the plaintiff, Microsoft Corporation (“Microsoft”), filed four software copyright infringement claims in Wuhan Intermediate People’s Court relating to Microsoft’s products - Microsoft Visual Studio, Microsoft Windows, Microsoft Server, and Microsoft Office (the “Microsoft Software Products”) against eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Beijing”), the wholly-owned subsidiary of eFuture Information Technology Inc.(the “Company”). Microsoft claimed that eFuture Beijing copied, installed and used the Microsoft Software Products in its office locations without its authorization. Microsoft demanded eFuture Beijing’s immediately cease using the Microsoft Software Products, destroy all Microsoft Software Products and the relevant hardware installed with the Microsoft Software Products used or controlled by eFuture Beijing, damages in the aggregate amount of RMB2,000,000 (US$317,768) for the losses suffered by it, the recovery of legal fees and its reasonable expenses, and a public apology to be published in the Legal Daily, a Chinese newspaper. During the hearing, Microsoft increased its claimed damage to RMB4,863,006 (approximately US$764,623).

On December 4, 2012, the Wuhan Intermediate People’s Court rendered four court judgments against eFuture Beijing.  The four court judgments awarded Microsoft monetary damages of RMB3,473,219 (approximately US$546,103) in total as well as reimbursement of the legal expenses and reasonable expenses of RMB471,679 (approximately US$74,163).  Microsoft’s other demands for relief were denied.  The Company does not expect the judgments will have a material adverse affect on its business, financial condition or operating results.

eFuture Beijing intends to appeal these judgments. The payment of the judgment will be suspended pending the appeal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eFuture Information Technology Inc. (Registrant)

Date: December 20, 2012	By:	/s/ Adam Yan
Adam Yan,
Chairman and Chief Executive Officer